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                          April 9, 2021

       Brian Cook
       Chief Executive Officer
       Janus Parent, Inc.
       14 Fairmount Avenue
       Chatham, New Jersey 07928

                                                        Re: Janus Parent, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 6, 2021
                                                            File No. 333-252859

       Dear Mr. Cook:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2021 letter.

       Amendment No. 2 to Form S-4 Filed April 6, 2021

       General, page i

   1. We note that the proxy statement/prospectus is missing information such as director disclosure beginning on
page 199, Code of Conduct and Ethics information on page 200,
                                                        Description of
Securities information on page 203, the per share and closing price on pages 44 and 112, and
the ownership information on page 217. Please include this
                                                        information, and any
other missing information, in a pre-effective amendment.
 Brian Cook
FirstName   LastNameBrian Cook
Janus Parent,  Inc.
Comapany
April       NameJanus Parent, Inc.
       9, 2021
April 29, 2021 Page 2
Page
FirstName LastName
Exhibit Index, page II-1

2. Please file your dated and signed tax opinion with your next amendment. Also, please revise the description of the exhibits in the exhibit index to properly identify the references to the exhibits.
        You may contact Beverly Singleton at (202) 551-3328 or Martin James at
(202) 551-
3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Erin Purnell at
(202) 551-
3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Michael Rigdon